Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF WILLSCOT MOBILE MINI HOLDINGS CORP.

WillScot Mobile Mini Holdings Corp. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), DOES HEREBY CERTIFY, as of June 15, 2021, as follows:

FIRST: That the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended as follows:

Paragraph 2 of Article VII thereof shall read in its entirety as follows:

“2. Number; Term; Election; Qualification. The number of directors that constitutes the Board shall be fixed from time to time by resolution of the Board in accordance with the Bylaws, and shall consist of not less than three or more than thirteen directors. Prior to the 2024 annual meeting of stockholders, the Board shall be divided into three classes, as nearly equal in number as possible, designated as Class I, Class II and Class III, respectively. At the 2022 annual meeting of stockholders, the term of office of the Class II directors shall expire and successors to the Class II directors shall be elected for a term expiring at the 2024 annual meeting of stockholders. At the 2023 annual meeting of stockholders, the term of office of the Class III directors shall expire and successors to the Class III directors shall be elected for a term expiring at the 2024 annual meeting of stockholder. At the 2024 annual meeting of stockholders, the term of office of the Class I directors shall expire. From and after the election of directors at the 2024 annual meeting of stockholders, the Board shall cease to be classified and each director at the 2024 annual meeting of stockholders (and at each succeeding annual meeting of stockholders) shall hold office for a term expiring at the next annual meeting of stockholders held after such director’s election. Each director shall serve until his or her successor is duly elected and qualified or until his or her death, resignation, or removal. If the number of directors is hereafter changed, no decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.”

Paragraph 3 of Article VII thereof shall read in its entirety as follows:

“3. Vacancies. Subject to the rights of the holders of any series of Preferred Stock, (x) any vacancies on the Board resulting from death, resignation, disqualification, removal or other causes shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board and not by the stockholders and (y) newly created directorships resulting from any increase in the number of directors shall be filled by the affirmative vote of the directors then in office, even though less than a quorum of the Board and not by the stockholders. Any director elected in accordance with this Article VII shall hold office (i) in the event of a new directorship created or vacancy occurring prior to the 2024 annual meeting of stockholders, for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and (ii) in the event of a new directorship created or vacancy occurring after the 2024 annual meeting of stockholders, until the next annual meeting of stockholders and, in each case, until such director’s successor shall have been elected and qualified.”

SECOND: That the aforesaid amendments were duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed on its behalf as of the date first indicated above.

By:	/s Christopher J. Miner
Name: Christopher J. Miner
Title: Executive Vice President & Chief Legal Officer